Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Final Investment Decision for the Phoenix In-Situ Recovery Uranium Mine and Plans to Start Construction in March 2026

Toronto, ON – February 24, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that its Board of Directors has made a Final Investment Decision (“FID”) to proceed with the construction of the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”), and that site preparation and construction activities for Phoenix are planned to commence in March 2026.

David Cates, President and CEO of Denison commented, “Making a Final Investment Decision and the upcoming initiation of construction activities at Phoenix mark the beginning of a new era in Denison’s history and the Canadian uranium mining sector.

Our teams have worked diligently over the last several years to bring Phoenix to a construction-ready state, obtain provincial and federal approvals, procure long-lead materials, and secure financing to be in a position to make this landmark decision and commence construction of the first new large-scale Canadian uranium mine in over two decades. With construction anticipated to take approximately two years, commencing construction in March is expected to allow us to maintain our objective to achieve first production from Phoenix by mid-2028 and ultimately position Denison as one of the few uranium suppliers globally who will be able to provide a sizeable new source of uranium production before the end of the decade.”

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report (the “Wheeler River Report”) summarizing the results of (i) Phoenix FS; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest-cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019, culminating in the July 2025 approval of the Project’s Environmental Assessment (“EA”) by the Province of Saskatchewan and the February 2026 approval of the Project’s EA and the grant of the Licence to Prepare Site & Construct by the Canadian Nuclear Safety Commission. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, and an update to estimated Phoenix initial capital costs disclosed by press release dated January 2, 2026, copies of which are available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison

Denison is a leading uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                                 (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                 (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                           @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes 'forward-looking information', within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'potential', 'plans', 'expects', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates', or 'believes', or the negatives and/or variations of such words and phrases, or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will' 'be taken', 'occur' or 'be achieved'.

In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Wheeler River and Phoenix, including the Company's outlook generally with respect to ISR mine development and operations on the Wheeler River property; the status of a final investment decision; timing, readiness and mobilization for site clearing and construction, and construction planning; current outlook for the achievement of first production; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto, including the updated initial capital cost estimate; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 28, 2025 under the heading 'Risk Factors' or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.